UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Auditor

On March 4, 2025, Ohmyhome Ltd (the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaced WWC. P.C., (“WWC”), the former independent registered public accounting firm of the Company, which the Company dismissed on March 4, 2025. The appointment of Enrome and the dismissal of WWC were made after a careful consideration and evaluation process by the Company and were approved by the board of directors of the Company and the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC on the consolidated financial statements of the Company for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty or scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through March 4, 2025, there have been no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2023 and 2022 and through March 4, 2025, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided WWC with a copy of the above disclosure and requested that WWC furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of WWC’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Enrome, neither the Company, nor someone on behalf of the Company, has consulted Enrome regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	WWC. P.C.’s Letter to Securities Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2025	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer